

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 13, 2010

<u>Via U.S. mail and facsimile (215) 661-8959</u>

Perry Leopold, Chief Executive Officer
North Bay Resources Inc.
2120 Bethel Road
Landale, Pennsylvania 19446

> **Re:** **North Bay Resources Inc.**
> **Amendment Nos. 4 and 5 to Registration Statement on Form S-1**
> **Filed August 20, 2010 and August 23, 2010**
> **File No. 333-164266**

Dear Mr. Leopold:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 12, 2010.

<u>Form S-1</u>

1. We note your revised disclosure in response to prior comment 3. Please address the following:

    - Please clarify if the second $5,000 due from Lincoln Resources, Inc. has been paid, as it is now past September 6, 2010. Please also disclose whether the $10,000, if paid, was paid in cash or stock. In this regard, we note that Lincoln Resource's most recently filed financial statements for the period ended February 28, 2010 show a "zero" cash balance.

    - In terms of date of the addendum to your joint-venture agreement with Lincoln Resources, on pages 6, 31, 34 and 37 you refer to a July 20, 2010 amendment, as opposed to a June 25, 2010 amendment as filed in Exhibit 10.59. Please reconcile.

- In regard to the Fawn property, please disclose if Silver Quest Resources Ltd. has or will be able to resume its work commitment before the first year anniversary. As it should now be available, please also disclose the total aggregate expenditures prior to the suspension.

2. In your response to prior comment 4, in regard to fees to maintain your claims you disclose that "BC regulations . . . allow for payments of as little as one day at a time," and that you can better manage cash flow by renewing for example, for only two weeks, then another few weeks, and so on, as opposed to the requirement to pay maintenance fees for an entire anniversary year upon expiration. Please clarify the British Columbia regulations that permit such a system of renewal.

3. We note your disclosure on page 31 that on July 28, 2010 you executed an agreement with ACG Consulting, LLC intending to establish a new economic Regional Center under the EB-5 Visa program as administered by the United States Citizenship and Immigration Services (USCIS). Please address the following:

    - Please clarify the industries you intend this proposed Regional Center will operate. At present you disclose in the agreement that the proposed project is to acquire and operate the Ruby Mine, a placer drift mine located in Sierra County, California. However, it is not clear if this is the only operation that you intend the Regional Center to operate.

    - Please disclose the timeline you anticipate ACG filing the application with the USCIS seeking approval.

4. We note that the formation of a proposed Regional Center will require you to incur, or reimburse ACG, for various expenses. Please include a discussion of this arrangement in the prospectus summary. For the expenses that you intend to reimburse ACG, i.e., the $50,000 for the initial expenses, and also for your share of the initial marketing expenses, or $110,000, you appear that you can repay these expenses in cash or by issuance of convertible debentures to ACG. Please disclose how you plan to obtain cash in these amounts, or alternatively, address the dilution to investors in the resale offering that could result by the issuance of convertible debentures.

Financial Statements

Note 3. Summary of Significant Accounting Policies, page 98

Mineral property costs, page 99

5. We note your response to prior comment nine. However, it appears the asset you have acquired in the form of your mineral claim gives you a legal right to the underlying mineral deposits, and excludes others from a similar legal right, regardless of the

additional governmental permits that must be obtained before you commence mining activities. In addition, we note various disclosures throughout your document that indicate your rights "allow [you] to use the surface of a claim for mining and exploration activities" and that you have the ability to extract materials for bulk sampling. Therefore, we continue to believe it is appropriate for you to revise your accounting policy to capitalize the acquisition costs you incur at the time you acquire a legal right to mineral deposits as an asset pursuant to ASC 805-20-55-37 (formerly within the guidance of EITF 04-2). If you believe the acquisition costs of the mineral rights you have acquired since your inception are not material to your financial statements taken as a whole, please provide a materiality analysis to support your position.

Exhibit 23.1

6.   Please have your auditor revise their consent for the latest filing on Form S-1. In this regard, the auditor has consented to inclusion of their report in Amendment 3 to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551- 3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief